FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 1723, 595 Burrard Street
Vancouver, British Columbia, V7X 1J1
(the "Company" or "Vizsla Silver")

Item 2 Date of Material Change

 March 27, 2024

Item 3 News Release

The news release was disseminated on March 27, 2024 through Cision and filed on SEDAR+.

Item 4 Summary of Material Change

The Company announced it had executed an arrangement agreement with Vizsla Royalties Corp. ("Vizsla Royalties"), whereby the business of the Company will be reorganized into two companies by way of a plan of arrangement under the Business Corporations Act (British Columbia).

In addition, the Company also announced that it had entered into an equity distribution agreement  with Canaccord Genuity Corp. and filed a Prospectus Supplement (as defined below) in respect of an at-the-market equity program.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it had executed an arrangement agreement with Vizsla Royalties, whereby the business of the Company will be reorganized into two companies by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). Vizsla Silver shareholders will vote on the Arrangement at a special meeting of shareholders ("Meeting") to be held on a date to be announced. To be effective, the Arrangement must be approved by a special resolution passed by at least 66⅔% of the votes cast by Vizsla Silver shareholders present in person or represented by proxy at the Meeting, which shareholders are entitled to one vote for each Vizsla Silver share held.

The Arrangement involves, among other things, the distribution of common shares (the "Vizsla Royalties Shares") and warrants of Vizsla Royalties (the "Vizsla Royalties Warrants") to Vizsla Silver shareholders such that each shareholder as of a particular date, immediately prior to closing of the transaction (the "Record Date") will receive 1/3 of a Vizsla Royalties Share and 1/3 of a Vizsla Royalties Warrant for each common share of Vizsla Silver (the "Vizsla Silver Shares") held as of the Record Date. Vizsla Silver warrants will also be adjusted and Vizsla Silver options will be replaced pursuant to the Arrangement as described in more detail in the information circular ("Circular") that will be mailed to shareholders prior to the Meeting.

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair to shareholders and is in the best interests of the Company. A description of the various factors considered by the Board of Directors in arriving at this determination will be provided in the Circular.

ATM Program

The Company also announced that it has entered into an equity distribution agreement (the "Distribution Agreement") with Canaccord Genuity Corp. ("Canaccord Genuity") and filed a Prospectus Supplement (as defined below) in respect of an at-the-market equity program (the "ATM Program").

The ATM Program allows the Company to issue and sell up to C$50,000,000 of Vizsla Silver Shares from treasury to the public, from time to time, through Canaccord Genuity, at the Company's discretion and in accordance with the terms and conditions of the Distribution Agreement. All Vizsla Silver Shares issued under the ATM Program will be sold in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX Venture Exchange or on any other "marketplace" (as defined in National Instrument 21-101 - Marketplace Operation) in Canada, and/or any other method permitted by applicable law, at the prevailing market price at the time of sale and, as such, prices may vary among purchasers during the period of the ATM Program.

The ATM Program is intended to provide the Company with additional financing flexibility should it be required in the future. The volume and timing of distributions under the ATM Program, if any, will be determined in the Company's sole discretion. Distributions of the Vizsla Silver Shares under the ATM Program will be made pursuant to the terms and conditions of the Distribution Agreement.

The ATM Program will be effective until the earlier of the date on which (i) the issuance and sale of all of the Vizsla Silver Shares issuable pursuant to the ATM Program have been completed, and (ii) the receipt issued for the Shelf Prospectus (as defined below) ceases to be effective, unless earlier terminated prior to such date by the Company or Canaccord Genuity in accordance with the terms of the Distribution Agreement. The Company intends to use the net proceeds from the ATM Program, if any, for general corporate purposes and working capital needs. The Company will pay Canaccord Genuity a cash fee equal to 3% of the gross proceeds of Vizsla Silver Shares sold under the Distribution Agreement.

The offering of Vizsla Silver Shares under the ATM Program is qualified by a prospectus supplement dated March 26, 2024 (the "Prospectus Supplement") to the short form base shelf prospectus dated March 31, 2023 (the "Shelf Prospectus"), which were each filed with the applicable securities regulatory authorities in each of the provinces and territories in Canada. The Distribution Agreement, the Prospectus Supplement and the Shelf Prospectus are available on the System for Electronic Document Analysis and Retrieval + website at www.sedarplus.ca. Alternatively, Canaccord Genuity will send copies of the Distribution Agreement, the Prospectus Supplement and the Shelf Prospectus upon request by contacting Canaccord Genuity at: Canaccord Genuity Corp., Suite 2100, 40 Temperance Street, Toronto, Ontario M5H 0B4 or by email at ecm@cgf.com.

 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

 April 3, 2024